Exhibit 5(m)

Administrative Services Agreement
Between College Retirement Equities Fund and
Teachers Insurance and Annuity Association of America

SCHEDULE C

2012 Reimbursement Rates

For the services rendered and expenses incurred in connection with the Administrative Services as provided in this Agreement, the amount currently payable from the net assets of each Account each Valuation Day for each Calendar Day of the Valuation Period (May 1, 2012 through April 30, 2013) ending on that Valuation Day will be 0.00071% (corresponding to an annual rate of 0.260% of average daily net assets).

Date: Effective May 1, 2012 in accordance with prior approval by the CREF Board on March 29, 2012.